SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X    Form 40-F
                                       -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No   X
                                      ----      ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 December 20, 2005 Press Release Announcing that Futuremedia PLC Secures $10 Million Financing Commitment to Fund Acquisition of EBC and Continued Expansion and Announcing Change in Financial Management.

Exhibit 2 Form of Securities Purchase Agreement (the "Cornell Securities Purchase Agreement") dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP.

Exhibit 3 Form of Investor Registration Rights Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP.

Exhibit 4 Form of Convertible Note due December 19, 2008 issued in connection with the Cornell Securities Purchase Agreement.

Exhibit 5 Form of Warrant with an issuance date of December 19, 2005 issued in connection with the Cornell Securities Purchase Agreement.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's Registration Statements on Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FUTUREMEDIA PLC, an English public
                                        limited company


                                        By: /s/ Leonard Fertig
                                            ------------------------------------
                                            Leonard Fertig
                                            Chief Executive Officer

                                        Date:  December 20, 2005